UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter 2021 Production Results and 2022 Production Guidance

LIMA, Peru--(BUSINESS WIRE)--January 31, 2022--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 4Q21 results for production and volume sold, as well as 2022 production guidance.

4Q21 Production per Metal and 2022 Guidance (100% basis)

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	4Q21 (Actual)	FY21 (Actual)	2022 Guidance (1) (2)

Gold (Oz.)
Orcopampa	5,986	9,130	15,547	19,358	50,020	57k - 65k
Tambomayo	15,347	17,964	17,837	18,406	69,554	45k - 50k
La Zanja	3,908	4,447	5,967	8,289	22,611	37k - 45k
Coimolache	26,133	30,378	29,597	24,468	110,575	75k - 80k
El Brocal	3,067	4,317	5,360	5,123	17,868	10k - 13k

Silver (Oz.)
Uchucchacua	1,243,916	1,268,082	1,220,393	0	3,732,391	0
El Brocal	1,574,305	1,603,208	1,482,163	1,499,305	6,158,981	4.2M - 4.8M
Tambomayo	284,677	432,638	509,836	588,138	1,815,288	1.8M - 2.4M
Julcani	648,854	570,248	657,494	695,439	2,572,036	2.2M - 2.5M

Lead (MT)
El Brocal	2,140	2,812	2,754	2,389	10,096	7.0k - 10.0k
Uchucchacua	1,292	1,715	1,830	0	4,836	0
Tambomayo	1,504	2,767	1,978	3,058	9,307	4.0k - 6.0k

Zinc (MT)
El Brocal	10,207	8,612	8,930	8,227	35,975	18.0k - 22.0k
Uchucchacua	1,246	3,029	1,928	0	6,203	0
Tambomayo	1,821	3,671	3,397	4,247	13,135	5.0k - 7.0k

Copper (MT)
El Brocal	7,965	10,494	9,146	10,308	37,914	40.0k - 45.0k

1. 2022 outlook projections shown above are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of December 2021.
2. Please consider that this updated guidance could potentially be adversely impacted due to further effects related to COVID-19.

FY2021 and 2022 Guidance Comments
  Tambomayo:

  2021 gold and silver production was in line with Buenaventura’s revised 2021 guidance announced in the third quarter 2021.

  2021 lead and zinc production exceeded revised guidance.

  2022 Guidance: the Company expects a year on year decrease in gold production due to mining of lower grade blocks, as per the planned Life-of-Mine sequence.
  Orcopampa:

  2021 gold production exceeded revised guidance.

  2022 Guidance: gold production is expected to maintain a similar pace as 3Q and 4Q 2021, with mining primarily within the Ramal-4 vein system and consistent with Orcopampa’s improved production results subsequent to mine development and preparation completed in the first half of 2021.
  Coimolache:

  2021 gold production was in line with revised guidance.

  2022 Guidance: the Company expects decreased gold production in 2022 due to leach pad capacity limitations resulting from Covid-related permitting delays.
  La Zanja:

  2021 gold production slightly exceeded revised guidance.

  2022 Guidance: expected increase in 2022 gold production as 2021 Pampa Verde open pit stripping progressed according to plan.
  Julcani:

  2021 silver production exceeded revised guidance.

  2022 Guidance: 2022 silver production is expected to be in line with prior years.

  Uchucchacua:

  2021 silver, lead and zinc production was adversely impacted by the suspension of Uchucchacua operations since September.

  2022 Guidance: No production is expected in 2022 as mine operations will be focused on drifting and on diamond drilling for exploration at Uchucchacua and project development surrounding Yumpag.
  El Brocal:

  Gold, lead and copper production were in line with revised guidance.

  Silver production exceeded revised guidance.

  Zinc production was slightly below revised guidance.

  2022 Guidance: the El Brocal open pit mining sequence will begin transitioning from polymetallic to copper mining in 2022, resulting in an expected increase in copper production which will offset decreased zinc, lead, silver and gold production during the year.

4Q21 Payable Volume Sold (100% basis)

4Q21 Volume sold per Metal (100% basis)

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	4Q21 (Actual)	FY21 (Actual)

Gold (Oz.)
Orcopampa	5,698	9,618	15,646	19,106	50,068
Tambomayo	14,631	16,652	15,943	16,386	63,611
La Zanja	3,897	4,455	5,169	8,468	21,990
Coimolache	28,094	29,815	30,893	23,515	112,316
El Brocal	1,951	2,805	3,806	3,513	12,076

Silver (Oz.)
Uchucchacua	1,029,816	1,226,055	1,107,282	95,215	3,458,368
El Brocal	1,244,168	1,325,553	1,235,143	1,212,618	5,017,482
Tambomayo	257,290	380,029	445,525	510,196	1,593,040
Julcani	614,164	547,606	606,737	659,178	2,427,685

Lead (MT)
El Brocal	2,239	2,597	2,461	2,201	9,497
Uchucchacua	1,014	1,450	1,562	110	4,135
Tambomayo	1,440	2,575	1,813	2,848	8,675
Julcani	113	91	83	66	352

Zinc (MT)
El Brocal	8,491	7,117	7,367	6,907	29,882
Uchucchacua	914	2,309	1,444	378	5,045
Tambomayo	1,401	3,049	2,304	3,440	10,195

Copper (MT)
El Brocal	7,536	9,948	8,677	9,793	35,954

Realized Metal Prices*

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	4Q21 (Actual)	FY21 (Actual)
Gold (Oz)	1,726	1,815	1,764	1,784	1,775
Silver (Oz)	26.98	27.06	23.94	21.54	25.09
Lead (MT)	2,129	2,192	2,412	2,429	2,291
Zinc (MT)	3,220	3,010	3,048	3,482	3,182
Copper (MT)	8,994	10,033	9,488	9,193	9,455

*Buenaventura consolidated figures.

Buenaventura will issue further 2022 guidance on the Company’s Q4 2021 Earnings Results Press Release to be released on February 24, 2022.

Appendix

1. 4Q21 Production per Metal

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	4Q21 (Actual)	FY21 (Actual)

Gold (Oz.)
Julcani	13	48	85	23	169

Silver (Oz.)
Orcopampa	1,043	1,781	4,716	7,274	14,814
La Zanja	27,042	20,519	24,011	32,961	104,534
Coimolache	200,993	166,327	159,072	121,076	647,468

Lead (MT)
Julcani	146	123	114	95	478

2. 4Q21 Volume Sold per Metal

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	4Q21 (Actual)	FY21 (Actual)

Gold (Oz.)
Julcani	10	46	64	87	206

Silver (Oz.)
Orcopampa	1,878	1,518	4,709	6,460	14,565
La Zanja	28,964	24,710	26,683	40,394	120,750
Coimolache	215,648	178,729	169,499	115,780	679,656

Lead (MT)
Julcani	113	91	83	66	352

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.
(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com/en/inversionistas

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: January 31, 2022